Exhibit 99.1

Corporación América Airports S.A. Reports 1.2% YoY Increase in Total Passenger Traffic in September 2019

Passenger traffic up 5.9% YoY in Argentina and 19.2% in Armenia, partially offset by declines in Brazil and Ecuador

LUXEMBOURG--(BUSINESS WIRE)--October 16, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 1.2% in September 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Sep'19(1)	Sep'18	% Var.	YTD’19(1)	YTD’18	% Var.
Domestic Passengers (thousands)	3,973	3,878	2.4%	35,395	33,113	6.9%
International Passengers (thousands)	2,438	2,366	3.0%	21,057	21,075	-0.1%
Transit Passengers (thousands)	657	737	-10.9%	6,286	6,724	-6.5%
Total Passengers (thousands)	7,068	6,982	1.2%	62,739	60,912	3.0%
Cargo Volume (thousand tons)	31.8	32.4	-1.9%	308.1	291.5	5.7%
Total Aircraft Movements (thousands)	71.0	72.4	-1.9%	645.3	660.0	-2.2%
(1) Preliminary data on 750 flights in August and 873 flights in September at Brasilia Airport, due to delays in the submission of information by third parties

Passenger Traffic Overview

Total passenger traffic in September 2019 increased 1.2% YoY primarily reflecting growth of 5.9% in Argentina, 19.2% in Armenia and 2.4% in Italy, partially offset by declines in Brazil, Ecuador and Uruguay.

In Argentina, total passenger traffic increased 5.9% YoY, driven by growth of 7.5% in domestic passengers as a result of the continued good performance of new routes by existing and new airlines introduced during 2018 and 2019, together with a mix-shift to domestic from international travel by local passengers, further supported by an increase of 1.0% in international passenger traffic, signaling a continued slight recovery from the downward trend earlier in the year. In addition, Norwegian Air Argentina started new domestic routes to Ushuaia and Jujuy operated from Aeroparque, further enhancing connectivity in the country. Moreover, low-cost carrier Flybondi added a new international route to Rio de Janeiro, Brazil, with three weekly flights, which started operations in October.

In Italy, passenger traffic increased 2.4% YoY, driven by growth of 4.6% at Florence Airport, mainly reflecting additional routes by Vueling to four new destinations and the additional flights to Madrid by Iberia. This was further supported by a 1.4% traffic growth at Pisa airport, a reversal in the downward trend observed since April 2019 mainly driven by the increase of operations by Ryanair, together with the launch of new routes to Brussels, Belgium, and Prague, Czech Republic, by Ryanair, among others. In addition, low cost carrier Vueling inaugurated new international routes at Florence airport, with five weekly flights to Munich, Germany, four weekly flights to Prague, Czech Republic, two weekly flights to Bilbao, Spain, and a daily flight to Vienna, Austria.

In Brazil, estimated figures are disclosed given delays in the submission of information for 873 flights out of a total of 13,235 flights, due to information systems transition by third parties. Passenger traffic declined 9.4%, primarily reflecting the cessation of operations by a Avianca Brasil. Domestic passengers declined 6.8% while international passengers increased 35.7% according to the new methodology introduced by ANAC. In addition, during September Gol started additional domestic routes from Brasilia airport to São José do Rio Preto, Araguaína and Barreiras, in partnership with Passaredo, in line with its strategy to expand operations at Brasilia Airport.

In Armenia, total passenger traffic increased 19.2%, benefiting from the addition of several new routes and frequencies during 2018 and 2019, and the good performance of Azimuth Airlines’ flights to Russian destinations Krasnodar and Rostov, as well as Ural Airlines and Nordwind Airlines additional flights to Moscow, Russia.

In Uruguay, passenger traffic declined 3.3% YoY, mainly reflecting the cancellation of Avianca Colombia’s daily route to Bogotá, Colombia. However, Avianca announced that it will restore this route next December, with four weekly flights. Traffic also reflects a decline in flights to Aeroparque, Argentina, given the continued weak macro environment in that country. This was partially offset by the addition of more frequencies to Madrid, Spain, by Iberia, in July 2019.

In Ecuador, total passenger traffic declined 15.9%, reflecting the closure of the airport during September weekends, due to the renovation of the runway and taxiways. International passenger traffic declined 11.5%, while domestic traffic declined 19.7% during the month.

Cargo Volume and Aircraft Movements

Cargo volume declined 1.9% in September 2019, mainly as a result of declines of 30.7% in Ecuador, and 7.7% in Brazil and 5.1% in Uruguay, partially offset by increases of 29.3% and 2.0% in Armenia and Argentina, respectively.

Aircraft movements declined 1.9% in September 2019, mainly as a result of declines of 11.3% in Brazil and 12.3% in Ecuador, partially offset by increases of 30.4% in Armenia and 4.2% in Italy.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Sep'19	Sep'18	% Var.	YTD’19	YTD’18	% Var
Passenger Traffic (thousands)
Argentina	3,554	3,357	5.9%	32,247	29,621	8.9%
Italy	862	842	2.4%	6,431	6,441	-0.1%
Brazil (1)	1,483	1,636	-9.4%	13,947	15,039	-7.3%
Uruguay	175	181	-3.3%	1,665	1,733	-3.9%
Ecuador	329	391	-15.9%	3,382	3,331	1.5%
Armenia	332	279	19.2%	2,424	2,152	12.7%
Peru	332	296	12.0%	2,642	2,597	1.7%
TOTAL	7,068	6,982	1.2%	62,739	60,912	3.0%
(1) Preliminary data on 750 flights in August and 873 flights in September at Brasilia Airport, due to delays in the submission of information by third parties.

Cargo Volume (tons)
Argentina	17,932	17,584	2.0%	164,377	169,465	-3.0%
Italy	1,072	905	18.5%	9,567	8,373	14.2%
Brazil	5,857	6,348	-7.7%	68,362	47,135	45.0%
Uruguay	2,068	2,178	-5.1%	18,991	19,710	-3.6%
Ecuador	2,316	3,341	-30.7%	29,360	30,292	-3.1%
Armenia	2,091	1,617	29.3%	13,697	12,953	5.7%
Peru	431	410	5.2%	3,771	3,603	4.7%
TOTAL	31,768	32,383	-1.9%	308,125	291,531	5.7%

Aircraft Movements
Argentina	36,327	36,098	0.6%	338,064	334,757	1.0%
Italy	7,931	7,614	4.2%	61,514	60,663	1.4%
Brazil	13,235	14,928	-11.3%	119,289	138,304	-13.7%
Uruguay	2,054	2,297	-10.6%	22,125	25,168	-12.1%
Ecuador	5,856	6,677	-12.3%	60,958	58,818	3.6%
Armenia	2,788	2,138	30.4%	20,424	18,024	13.3%
Peru	2,772	2,613	6.1%	22,937	24,279	-5.5%
TOTAL	70,963	72,365	-1.9%	645,311	660,013	-2.2%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411